UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for March 2, 2011
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures:  Sasol announces the completion of the acquisition of a
                       50% participation interest in the Montney Shale Basin in
                       Canada

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:                        JSE : SOL                 NYSE : SSL
Sasol Ordinary ISIN codes:                         ZAE000006896        US8038663006
Sasol BEE Ordinary Share code: JSE : SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “the Company”)

SASOL ANNOUNCES THE COMPLETION OF THE ACQUISITION OF A 50%
PARTICIPATION INTEREST IN THE MONTNEY SHALE BASIN IN CANADA

Shareholders of Sasol are referred to the SENS announcement
released on 20 December 2010 regarding the proposed acquisition by Sasol of a 50% strategic interest in the high quality Farrell
Creek Assets from Talisman Energy Inc. for a total purchase
consideration of CAD$1 050 million (ZAR7 549 million at the
closing CAD/ZAR exchange rate of 7,19 on 28 February 2011) with effect from 1 January 2011 (the "Transaction").

The Transaction was subject to various suspensive conditions referred to in the announcement released on SENS on 20 December
2010. Sasol shareholders are advised that all the suspensive conditions to the Transaction have been fulfilled and that the
Transaction closed on 1 March 2011 (“the closing date”).

The final aggregate consideration amounts to CAD$1 025 million
(ZAR7 369 million at the closing CAD/ZAR exchange rate of 7,19 on
28 February 2011) and comprises an initial purchase price for the
Farrell Creek Assets of CAD$237 million (ZAR1 704 million), which was paid in cash on the closing date, and CAD$788 million
(ZAR5 665 million) in the form of a commitment to fund 75% of
Talisman’s 50% portion of certain future development costs to further develop the Farrell Creek Assets until such time that the aggregate purchase consideration has been paid in full.

Johannesburg
2 March 2011

Exclusive Financial advisor
Morgan Stanley & Co

Legal advisor
Fraser, Milner & Casgrain

Sponsor
Deutsche Securities (SA) (Pty) Limited

Morgan Stanley & Co and its affiliates are acting as independent financial advisor to Sasol Limited and no one else in connection with the transaction and will not be responsible to anyone other than Sasol Limited for providing the protections afforded to the clients of Morgan Stanley & Co nor for providing advice in
relation to the transaction, the contents of this announcement or any other matter referred to herein.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2011
By: /s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary